ITT Corporation 1133 Westchester Avenue White Plains, NY 10604

August 13, 2014

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    ITT Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 21, 2014
File No. 001-05672

Dear Mr. Cascio,

ITT Corporation (the “Company”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated August 6, 2014 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below is the heading and text of each comment in the Comment Letter, followed by our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Comment 1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 36

We refer to your response to prior comment 1. We note that your analysis of cumulative earnings was significant to your conclusion that it was appropriate to reverse the valuation allowance for U.S. deferred tax assets. We also note that the accounting literature does not explicitly define the notion of cumulative earnings or loss or specify a method to calculate the measure for purposes of evaluating deferred tax asset valuation allowances. Accordingly, in future filings, please describe the methodology you applied in reaching your conclusion regarding cumulative earnings. Further, we note in your response that you considered all evidence, both position and negative, in evaluating the

Mr. Brian Cascio
U.S. Securities and Exchange Commission

recoverability of the U.S. deferred tax assets. Accordingly, in future filings, please also describe all other material positive and negative factors you evaluated in reaching your accounting determination. In this regard, we note the significance of the release of the U.S. deferred tax valuation allowance to your financial statements in 2013.

Response:

We acknowledge the Staff's comment and advise the Staff that in future filings we will present the methodology we applied in reaching our conclusion regarding cumulative earnings and we will describe all material positive and negative factors that we evaluated in reaching our accounting determination.

Comment 2

Item 8. Financial Statements and Supplementary Data

Note 7. Income Taxes, page 83

We refer to your response to prior comment 2. In the footnotes to future financial statements please present detail to reconcile the valuation allowance from period-to-period. Alternatively, provide the schedule specified in Rule 5-04 and Article 12 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and advise the Staff that in future filings we will present the requisite information as requested.

Comment 3

Note 20. Commitments and Contingencies, page 104

We note in your response to prior comment 3 where you describe your basis for not discounting assets related to policy buyout agreements and coverage-in-place agreements under FASB ASC 410-30-30-19 and FASB ASC 410-30-55-6. In future filings please expand your disclosure to describe the accounting analysis, similar to that presented in your response.

Response:

We acknowledge the Staff’s comment and advise the Staff that in future filings we will expand the disclosure to describe the accounting analysis as requested.

Mr. Brian Cascio
U.S. Securities and Exchange Commission

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call Lori B. Marino, Deputy General Counsel & Secretary, at (914) 641-2186, or Steven C. Giuliano, Vice President & Chief Accounting Officer, at (914) 641-2159.

Very truly yours,

/S/ THOMAS M. SCALERA
Thomas M. Scalera
Senior Vice President and
Chief Financial Officer

Cc:    Gary Todd, Reviewing Accountant
Li Xiao, Staff Accountant